UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPEN LENDING CORPORATION
(Name of Subject Company)

LAKERS ACQUISITION SUB, INC.
(Name of Filing Person (Offeror))

ANV GROUP HOLDINGS LTD.
(Name of Filing Person (Parent of Offeror))

N/A
(Name of Filing Persons (Other))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68373J104
(CUSIP Number of Class of Securities)

Jorden Zanazzi
Executive Vice President, Chief Legal Officer
59 Maiden Lane
New York, NY 10038
(646) 458-3307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission on June 29, 2026 by ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“ANV”), and Lakers Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of ANV. The Schedule TO relates to the offer by the Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Open Lending Corporation, a Delaware corporation (“Open Lending”), at $3.15 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2026 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11. Additional Information

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at one minute past 11:59 p.m., New York City time, on July 27, 2026 (such date and time, the “Offer Expiration Time”), and, consistent with the terms of the Merger Agreement, the Offer was not extended. The Depositary has advised ANV that, as of the Offer Expiration Time, a total of 96,284,040 Shares (excluding any Shares tendered pursuant to the guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6) of the DGCL) were validly tendered and not validly withdrawn in the Offer, representing approximately 81.37% of the outstanding Shares, as of the Offer Expiration Time. In addition, the Depositary has advised ANV that, as of the Offer Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 5,064,343 additional Shares, representing approximately 4.28% of the outstanding Shares as of the Offer Expiration Time.

The number of Shares validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6) of the DGCL) and not validly withdrawn in the Offer satisfies the Minimum Tender Condition. As all conditions to the Offer have been satisfied or waived, the Purchaser has irrevocably accepted for payment all Shares validly tendered (and not validly withdrawn) in the Offer and will promptly pay for all such Shares in accordance with the terms of the Offer and the Merger Agreement.

As a result of its acceptance of the Shares validly tendered (and not validly withdrawn) in the Offer, the Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Open Lending pursuant to Section 251(h) of the DGCL. Accordingly, on July 30, 2026, the Purchaser expects to consummate the Merger under Section 251(h) of the DGCL, pursuant to which the Purchaser will merge with and into Open Lending, with Open Lending surviving as an indirect wholly-owned subsidiary of ANV. At the effective time of the Merger, each Share outstanding that was not tendered and accepted pursuant to the Offer (other than Shares held by ANV and its subsidiaries, Open Lending or its subsidiaries or stockholders who exercise and perfect their appraisal rights under the DGCL) will thereupon be cancelled and automatically converted into the right to receive cash in an amount equal to the Offer Consideration, without interest, from Purchaser, less any applicable tax withholding. Following the consummation of the Merger, Open Lending intends to cause all Shares to be delisted from Nasdaq and deregistered under the Exchange Act, after which Open Lending will no longer have reporting obligations under the Exchange Act.”

Item 12. Exhibits.

Exhibit	Description
(a)(5)(C)*	Press Release, dated July 28, 2026.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2026

ANV GROUP HOLDINGS LTD.

By:	/s/ Adam Karkowsky
Name:	Adam Karkowsky
Title:	Chairman and Chief Executive Officer

LAKERS ACQUISITION SUB, INC.

By:	/s/ Adam Karkowsky
Name:	Adam Karkowsky
Title:	President